SECONDMENT AGREEMENT

THIS SECONDMENT AGREEMENT (the “Agreement”) is made effective as of August 28, 2024 (the “Effective Date”) by and between I-MAB Biopharma US Limited, a Maryland corporation, with a principal place of business at 2440 Research Blvd, Suite 400, Rockville, MD 20850, USA (“I-Mab US”) and ABio-X Holdings, Inc., a Delaware corporation, with a principal place of business at 117 Kendrick Street, Suite 400, Waltham, MA 02494, USA (“ABio-X”). I-Mab US and ABio-X (each a “Party”, collectively, the “Parties”) hereby agree to the terms set forth below.

1.
Secondment Services. Sean Xi-Yong Fu (U.S. Passport Number [***]) (“Employee”) is employed with ABio-X. With ABio-X’s consent, Employee has agreed (and shall be assigned by ABio-X) to provide services to I-Mab US and its affiliates (“I-Mab Group”) as an interim Chief Executive Officer on a substantially full-time basis, as requested by I-Mab Group (collectively, the “Services”). The Services shall include, but not be limited to, executive management and leadership services. During the Secondment Period, as defined below, while performing the Services, Employee shall report to the Board of Directors of I-Mab US (the “I-Mab’s Board”) and shall have such authorities and responsibilities as delegated to him by I-Mab’s Board. Employee shall be subject to all I-Mab Group personnel policies applicable to him in connection with the performance of the Services.
2.
Secondment Period. The term of this Agreement shall be for a six (6) month period initially, starting on July 15, 2024 (the “Secondment Period”). Thereafter the Secondment Period and this Agreement shall automatically renew for successive one (1) month terms, or as otherwise agreed by mutual written agreement of the Parties. This Agreement shall automatically terminate upon I-Mab Group hiring a permanent Chief Executive Officer, with the specific date of termination as determined by I-Mab US. This Agreement and the Secondment Period may otherwise be terminated by either Party upon thirty (30) days advance written notice or upon a material breach of this Agreement by the other Party, provided such breach, if reasonably capable of cure, is not cured within thirty (30) days after issuance by the non-breaching Party of written notice to cure.
3.
ABio-X’s Relationship with Employee. Employee will remain employed with ABio-X during the Secondment Period but will be assigned to I-Mab Group and will spend substantially all of Employee’s business time performing the Services. Employee will continue to receive Employee’s salary and benefits directly from ABio-X, and ABio-X shall pay and/or withhold all taxes with respect to Employee’s compensation, to the extent required by law. Employee shall not hold any employment relationship with I-Mab Group. Except as agreed in writing between the Parties, Employee shall not receive any pay from I-Mab Group or participate in any of the benefit programs I-Mab Group makes available to its employees. At the request of I-Mab’s Board for any valid legal reason, ABio-X will be solely responsible for removing Employee from providing the Services, provided that this arrangement shall in no way affect the right of ABio-X, in its sole discretion, to terminate its own relationship with Employee.
4.
Obligations of I-Mab US. I-Mab US represents and warrants that it will perform its duties under this Agreement and engage with Employee in a manner that complies with all applicable laws. I-Mab US further represents and warrants that I-Mab Group’s Directors & Officers’ Insurance policy is in force and covers the Employee’s Services under this Agreement, including any customary coverage for liabilities asserted or actions instituted against Employee after the termination of the Services but arising in connection with the Services during the Secondment Period.

5.
Compensation and Reimbursement of ABio-X.
(a)
Fees. In consideration for ABio-X making Employee available to provide the Services during the Secondment Period, I-Mab US hereby agree to pay ABio-X a monthly fee of $50,000.00 (the “Fees”). ABio-X shall then pay the entire amount of Fees to Employee, subject to tax withholding to the extent required by law. For clarity and consistency with Section 3 above, for as long as Employee remains employed by ABio-X, Employee’s salary and benefits will directly be paid by ABio-X regardless whether the Fees are payable or have been paid under this Agreement.
(b)
Bonus. At the end of each fiscal year, Employee may also earn a certain discretionary bonus (the “Bonus”) for such amount as determined by I-Mab’s Board based on Employee’s performance during the Secondment Period within such fiscal year and/or other factors as determined by I-Mab’s Board in its sole discretion. I-Mab US shall pay the Bonus amount, if any, to ABio-X. ABio-X shall then pay the Bonus, if any, to Employee, subject to tax withholding to the extent required by law.
(c)
Expenses Reimbursement. Except as otherwise provided herein, I-Mab US’s reimbursement obligation shall not include ABio-X’s costs related to Employee’s salary, wages, annual bonus, health benefits, insurance benefits, federal and/or state income tax withholding, FICA, administrative expenses associated with Employee’s employment, and any other direct or indirect costs associated with Employee’s employment. Any and all business expenses incurred by Employee in performing the Services and Employee’s benefit expenses incurred by ABio-X during the Secondment Period, to the extent such expenses are permitted and incurred in accordance with all governing I-Mab Group expense reimbursement policies and procedures, shall be invoiced by ABio-X to I-Mab US directly in addition to the Fees in Section 5(a) accompanied with proper documentation evidencing each of such expenses. The benefit expenses may include Employee’s medical, dental, vision, short term disability and long term disability insurances costs, retirement and Health Savings Account benefits, which are determined and documented by ABio-X’s Human Resources; provided, that the average total amount of the benefit expenses invoiced by ABio-X to I-Mab US shall be US$6,500.00 each month.
(d)
Payment Terms. ABio-X shall submit monthly invoices to I-Mab US setting forth the amount owed for the monthly Fees, plus any incurred business expenses and benefit expenses as provided in Section 5(c), and I-Mab US shall pay each invoice it reasonably approves within ten (10) days after receipt. The Bonus, if any, will be paid by I-Mab US to ABio-X within seventy-five (75) days after the end of each fiscal year. In the event of an early termination of the Secondment Period, any further obligation to pay the Fees shall terminate on the effective date of such termination.
6.
Consideration to Employee. Employee shall not receive any direct compensation from I-Mab Group in connection with the Services. Employee may, however, receive separate compensation in connection with Employee’s service as a member of the board of directors of I-Mab, a Cayman Islands company and I-Mab US’s parent.
7.
Termination of Employee’s Employment. If, during the Secondment Period, Employee ceases to be employed by ABio-X for any reason, I-Mab US may elect to early terminate the Secondment Period with written notice to ABio-X, and ABio-X may elect to terminate the Secondment Period immediately and without advance notice.
8.
Work Product. All work product produced by Employee in connection with Employee’s performance of the Services (the “I-Mab Work Product”) shall be the sole and exclusive property of I-Mab US. ABio-X irrevocably assigns, transfers and conveys to I-Mab US, without further consideration, all of its right, title and interest in such I-Mab Work Product, including all rights of patent, copyright, inventions, discoveries, trademarks, service marks, trade dress, know-how, names, ideas, trade secret, moral rights or other proprietary rights. ABio-X shall execute any documents or take any other actions reasonably requested by I-Mab US to perfect ownership by I-Mab US of any I-Mab Work Product, at I-Mab US’s sole expense. Employee shall also be required to execute I-Mab US’s customary non-disclosure and intellectual property assignment agreement.
9.
Confidentiality. During the term of this Agreement and thereafter:
(a)
In the event that ABio-X receives I-Mab Confidential Information in connection with this Agreement, ABio-X (i) will not use or permit the use of I-Mab Confidential Information in any manner or for any purpose not expressly set forth in this Agreement, (ii) will hold such I-Mab Confidential Information in confidence and protect it from unauthorized use and disclosure, and (iii) will not disclose such I-Mab Confidential Information to any third parties except as set forth in this Agreement. “I-Mab Confidential Information” as used in this Agreement means all information disclosed by I-Mab Group, whether during or before the term of this Agreement, that is not generally known in the Parties’ trade or industry and will include, without limitation: (a) concepts and ideas relating to the development and distribution of content in any medium or to the current, future and proposed products or services of I-Mab US or its subsidiaries or affiliates; (b) trade secrets, drawings, inventions, know-how, software programs, and software source documents; (c) information regarding plans for research, development, new service offerings or products, marketing and selling, business plans, business forecasts, budgets and unpublished financial statements, licenses and distribution arrangements, prices and costs, suppliers and customers; (d) existence of any business discussions, negotiations or agreements between the Parties and any third parties; and (e) any information regarding the skills and compensation of employees, contractors or other agents of the Parties or their subsidiaries or affiliates; and
(b)
In the event that I-Mab US receives ABio-X Confidential Information in connection with this Agreement, I-Mab US (i) will not use or permit the use of ABio-X Confidential Information in any manner or for any purpose not expressly set forth in this Agreement, (ii) will hold such ABio-X Confidential Information in confidence and protect it from unauthorized use and disclosure, and (iii) will not disclose such ABio-X Confidential Information to any third parties except as set forth in this Agreement. “ABio-X Confidential Information” as used in this Agreement means all information disclosed by ABio-X, whether during or before the term of this Agreement, that is not generally known in the Parties’ trade or industry and will include, without limitation: (a) concepts and ideas relating to the development and distribution of content in any medium or to the current, future and proposed products or services of ABio-X or its subsidiaries or affiliates; (b) trade secrets, drawings, inventions, know-how, software programs, and software source documents; (c) information regarding plans for research, development, new service offerings or products, marketing and selling, business plans, business forecasts, budgets and unpublished financial statements, licenses and distribution arrangements, prices and costs, suppliers and customers; (d) existence of any business discussions, negotiations or agreements between the Parties and any third parties; and (e) any information regarding the skills and compensation of employees, contractors or other agents of the Parties or their subsidiaries or affiliates (I-Mab Confidential Information and ABio-X Confidential Information collectively, “Confidential Information”).
(c)
Confidential Information also includes proprietary or confidential information of any third party who may disclose such information to the Parties in the course of the Parties’ business, including any collaboration or other transactions contemplated by and between the Parties. Confidential Information shall not include information that (x) is or becomes a part of the public domain through no act or omission of the Parties, (y) is disclosed to the Parties by a third party without restrictions on disclosure or that does not prohibit the disclosure between the Parties, or (z) was in the Parties’ lawful possession without obligation of confidentiality prior to the disclosure and was not obtained by the Parties either directly or indirectly from the other Party. This section will not be construed to prohibit disclosure of Confidential Information to the extent that such disclosure is required by law, regulation, stock exchange rules, or valid order of a court or other governmental authority; provided, however, the disclosing Party will first give notice to the other Party and will cooperate fully with any efforts by the other Party to obtain a protective order to prevent any such disclosure, at the other Party’s expense. Notwithstanding the foregoing nondisclosure obligations, pursuant to 18 U.S.C. Section 1833(b), the Parties will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made: (1) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (2) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.
10.
Indemnification.
(a)
By ABio-X. To the fullest extent allowed by law, ABio-X shall indemnify and hold harmless I-Mab US and I-Mab US’s affiliates, officers, directors, employees, managing directors and members (collectively, the “Covered Persons”) from and against any and all costs, expenses (including reasonable attorneys’ fees), liabilities, damages, judgments and settlements (collectively, the “Claims”) asserted by third parties that are arising out of or related to ABio-X’s negligent, fraudulent, willful or reckless performance, or breach or other non-performance, of its responsibilities under this Agreement.
(b)
By I-Mab US. To the fullest extent allowed by law, I-Mab US shall indemnify and hold harmless ABio-X and ABio-X’s Covered Persons from and against any and all of the Claims asserted by third parties that are arising out of or related to the Services. The foregoing indemnification shall not apply to the extent that the Claims are attributable to ABio-X’s or its Covered Persons’ gross negligence, intentional misconduct or fraud in performing the Services or their responsibilities under this Agreement.
11.
Arbitration. Any and all disputes, claims, or causes of action, in law or equity (including statutory claims), arising from or relating to the enforcement, breach, performance, interpretation, or execution of this Agreement, shall be resolved solely and exclusively, pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16, and to the fullest extent permitted by law, by final, binding and confidential arbitration in Washington. D.C. (or another mutually acceptable location) conducted before a single arbitrator by JAMS, Inc. (“JAMS”) or its successor, pursuant to JAMS’ Comprehensive Arbitration Rules and Procedures and in accordance with the Expedited Procedures in those Rules as then in effect. This arbitration obligation shall govern all disputes with ABio-X arising from or relating to the performance of the Services. By agreeing to this arbitration procedure, the Parties waive the right to resolve any such dispute through a trial by jury or judge or by administrative proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision including the arbitrator’s essential findings and conclusions and a statement of the award. The arbitrator, and not a court, also shall have the authority to determine if a dispute or claim is subject to this arbitration obligation. Nothing in this Agreement shall prevent either Party from obtaining injunctive relief in court if necessary to prevent irreparable harm pending the conclusion of any arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and the state courts of any competent jurisdiction.
12.
Miscellaneous.
(a)
Entire Agreement. This Agreement sets forth the entire and exclusive agreement and understanding of the Parties concerning the subject matter hereof, and supersedes all prior agreements, arrangements and understandings concerning this subject matter. Neither Party is relying on any representation or agreement not set forth herein. This Agreement may not be amended or modified except in a writing signed by a duly authorized officer of I-Mab US and a duly authorized officer of ABio-X. This Agreement may be executed in counterparts, each of which will be deemed an original, but both of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.
(b)
Waiver. No waiver of any breach of this Agreement shall be effective unless confirmed in writing by the waiving party, and such waiver shall not be construed as a waiver of any prior, subsequent or other breach.
(c)
Notices. Any notice required or permitted by this Agreement will be in writing and will be delivered as follows with notice deemed given as of the date issued: (i) by personal delivery when delivered personally; (ii) by overnight courier upon written verification of receipt; (iii) by telecopy or facsimile transmission upon acknowledgment of receipt of electronic transmission; or (iv) by e-mail. Notice will be sent to the addresses set forth below or such other address as either party may specify in writing.
(d)
No Third-Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of the Parties, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other person.
(e)
No Assignment. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by either Party without the prior written consent of the other Party.
(f)
Severability. In the event that any provision of this Agreement is determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, and the invalid provision will be interpreted in a manner to be lawful and consistent with the parties’ intentions to the fullest extent possible.
(g)
Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland as applicable to contracts executed and performed within Maryland.

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IN WITNESS WHEREOF, the undersigned have executed this Secondment Agreement as of the Effective Date.

I-MAB Biopharma US Limited

By:	/s/ Joseph Skelton
Name:	Joseph Skelton
Title:	Chief Financial Officer

[Signature Page to Secondment Agreement]

IN WITNESS WHEREOF, the undersigned have executed this Secondment Agreement as of the Effective Date.

ABIO-X HOLDINGS, INC.

By:	/s/Sean Cao
Name:	Sean Cao
Title:	Authorized Signatory

[Signature Page to Secondment Agreement]